MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022 AND 2021

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") for Austin Gold Corp., ("Austin Gold", "we", "us", "our" or the "Company") provides information about our performance, financial condition, and future prospects.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021 and our audited consolidated financial statements for the year ended December 31, 2021 and the period from incorporation on April 21, 2020 to December 31, 2020.

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Our significant accounting policies applied in the condensed interim consolidated financial statements are the same as those disclosed in note 2 of our annual consolidated financial statements as at and for the year ended December 31, 2021 and the period from incorporation on April 21, 2020 to December 31, 2020.

The functional currency of the parent company, Austin Gold, is the Canadian dollar ("$" or "CAD") and the functional currency of the Company's subsidiary, Austin American Corporation ("Austin NV") is the United States dollar ("USD" or "US$"). The presentation currency of the condensed interim consolidated financial statements is CAD. All dollar amounts in this MD&A are expressed in CAD, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of November 8, 2022 and includes certain statements that may be deemed "forward-looking information", "forward-looking statements", and "financial outlook". We direct readers to the "Caution Regarding Forward-Looking Statements" section included within this MD&A.

The Company filed a prospectus in Form 41-101F1 with the British Columbia Securities Commission ("BCSC") in British Columbia ("BC") (the "Prospectus"), and a registration statement in Form S-1 with the Securities and Exchange Commission ("SEC") in the United States of America ("USA") (the "S-1 Statement"). Concurrently, the Company applied to list its common shares on the NYSE American LLC ("NYSE American"). On May 3, 2022, the Company received the receipt for the Prospectus from the BCSC, the S-1 Statement was declared effective by the SEC and the common shares were authorized for trading on the NYSE American.

In connection therewith, the Company conducted its initial public offering ("IPO") of its common shares pursuant to the S-1 Statement and the common shares began trading on the NYSE American under the symbol "AUST" on May 4, 2022.

Any capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Prospectus, available under the Company's profile in Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com and in the USA, on the EDGAR section of the SEC website at www.sec.gov.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A are forward-looking statements or information (collectively "forward-looking statements"). Forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Austin Gold and its subsidiary and its mineral projects, the future price of metals, test work and confirming results from work performed to date, the estimation of mineral resources and mineral reserves, the realization of mineral resource and mineral reserve estimates, the timing and amount of estimated future capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, and limitations of insurance coverage. The Company is hereby providing cautionary statements identifying important factors that could cause the actual results of the Company to differ materially from those projected in the forward-looking statements. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "may", "is expected to", "anticipates", "estimates", "intends", "plans", "projection", "could", "vision", "goals", "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks, and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties, and other factors, many of which are beyond the control of the Company, that could influence actual results include, but are not limited to:

  continued trading of the Company's common shares on the NYSE American;
  our ability to successfully execute our overall strategy and goals;
  our dependence on the Kelly Creek Project;
  execution of our exploration and development plans for our mineral projects;
  our ability to carry out our current planned exploration programs and development plans with our current financial resources;
  we have a limited operating history and negative operating cash flows;
  the market price for gold and other minerals may not be sufficiently high to ensure that our planned exploration expenditures will be funded;
  we may not be able to demonstrate that any of our mineral projects warrant commercial development;
  we may not be able to access sufficient capital to carry out our business plans, exploration and development plans;
  our exploration and development costs may be higher than anticipated;
  our ability to obtain and comply with all required permits, licenses and regulatory requirements in carrying out our exploration and development plans;
  even if we are successful in demonstrating reserves on any of our properties, our mining projects may not achieve projected rates of production, cash flows, internal rates of return, payback periods or net present values;
  there may be lack of adequate infrastructure to support our mineral projects;
  employee recruitment and retention;
  the risk that title to our material properties may be impugned;
  environmental risks, including risks associated with compliance with environmental laws and the completion of any required environmental impact assessments or reclamation obligations;

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  economic uncertainties, including changes and volatility in global capital, currency and commodity markets which may impact our ability to raise capital to execute our business, exploration and development plans and the demand for our planned mineral projects;
  the novel coronavirus ("COVID-19") pandemic;
  the effects of commodity price fluctuations as a result of the Russian-Ukraine conflict;
  competition from other mineral exploration and mining businesses;
  we have not demonstrated that any of our mineral properties contain mineral resources and, even if demonstrated, there is no assurance that any mineral resource estimates will be accurate as to exploration potential and mineral grades;
  any required change in mineral resource or mineral reserve estimation methodology;
  changes in the assumptions underlying the mineral resource estimates, which may result in a different (smaller) mineral resource estimate and other related matters;
  changes in laws and regulations;
  we may be subject to claims or legal proceedings;
  the possibility of a conflict of interest arising for certain of our directors and officers;
  volatility in the market price of the Common Shares;
  future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders' voting power and reduce future potential earnings per Share;
  we intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future;
  general business, economic, competitive, political and social uncertainties;
  the actual results of current and future exploration activities differing from projected results;
  the inability to meet various expected cost estimates;
  changes or downgrades in project parameters and/or economic assessments as plans continue to be refined;
  fluctuations in the future prices of metals;
  possible variations of mineral grade or recovery rates below those that are expected;
  the risk that actual costs may exceed estimated costs;
  failure of equipment or processes to operate as anticipated;
  accidents, labor disputes and other risks of the mining industry;
  political instability;
  delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and
  global economic risks, including the occurrence of unforeseen or catastrophic events, such as political unrest, wars, or the emergence of a pandemic or other widespread health emergency, which could create economic and financial disruptions and require us to reduce or cease operations at some or all of our facilities for an indeterminate period of time, and which could have a material impact on our business, operations, personnel, and financial condition.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions underlying the forward-looking information in this MD&A, which may prove to be incorrect, include, but are not limited to, assumptions relating to:

  future business and property integrations remaining successful;
  favorable and stable general macroeconomic conditions;

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  securities markets;
  spot and forward prices of gold, silver, base metals and certain other commodities;
  currency markets (such as the CAD to USD exchange rate);
  no materially adverse changes in national and local government, legislation, taxation, controls, regulations and political or economic developments;
  that various risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding) will not materialize;
  the ability to complete planned exploration programs;
  the ability to continue raising the necessary capital to finance operations;
  the ability to obtain adequate insurance to cover risks and hazards on favorable terms;
  that changes to laws and regulations will not impose greater or adverse restrictions on mineral exploration or mining activities;
  the continued stability of employee relations;
  relationships with local communities and indigenous populations;
  that costs associated with mining inputs and labor will not materially increase;
  that mineral exploration and development activities (including obtaining necessary licenses, permits and approvals from government authorities) will be successful;
  no escalation in the severity of the COVID-19 pandemic;
  no disruptions or delays due to a USA government shutdown; and
  the continued validity and ownership of title to properties.

Should one or more of the underlying assumptions prove incorrect, or should the risks and uncertainties materialize, actual results may vary materially from those described in the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

OUR BUSINESS

Austin Gold, together with its subsidiary Austin NV, is focused on the exploration of mineral property interests in the southwestern-Great Basin area of the USA.

OVERVIEW

On April 21, 2020, the Company was incorporated in BC, Canada. The wholly-owned subsidiary, Austin NV, was incorporated in Nevada, USA in June 2020.

From the date of incorporation, through to December 31, 2021 and the current date, the Company has appointed directors and officers, completed several private placements and entered into mineral lease and option agreements and a joint venture for its mineral projects. The Company became a reporting issuer in Canada and in the USA on May 3, 2022. For more information, refer to the "Introduction" section of this MD&A.

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For more information about the Company's directors and management team, refer to our Company website at www.austin.gold.

SIGNIFICANT EVENTS AND HIGHLIGHTS

  On May 3, 2022, the Company announced the pricing of its IPO of 3,265,000 of its common shares at a price of US$4.00 per share. The Company also granted the underwriters a 30-day option to acquire an additional 489,750 shares to cover overallotments in connection with the offering.
  On May 3, 2022, the Company received a receipt from the BCSC for its final non-offering prospectus to become a reporting issuer in BC.
  On May 4, 2022, the Company's shares commenced trading on the NYSE American under the symbol "AUST".
  On May 6, 2022, the Company announced the closing of its IPO of 3,265,000 common shares at a price of US$4.00 per share. The underwriters also exercised their option to acquire an additional 489,750 shares. After the underwriting discount and estimated offering expenses payable by the Company, the Company received net proceeds of US$13,853,420.
  On May 16, 2022, the Company entered into a mineral lease and option agreement with Bull Mountain Resources LLC ("BMR") through Austin NV, to lease a 100% interest in the Stockade Mountain Property located in Malheur County, Oregon.
  On August 3, 2022, the Company signed a second amendment to the Lone Mountain agreement. Pursuant to the agreement, the pre-production payments were amended as follows:
Signing of the lease	US$80,000	Paid
November 1, 2021	US$30,000	Paid
November 1, 2022	US$20,000	Paid*
November 1, 2023	US$20,000
November 1, 2024	US$30,000
November 1, 2025 and each year thereafter	US$30,000**

*Paid subsequent to September 30, 2022.

** Pre-production payments increase by US$10,000 each year after November 1, 2025 to a maximum of US$200,000.

The work commitments have also been amended as follows:

September 1, 2022	US$nil	Complete
September 1, 2023	US$nil	Complete
September 1, 2024	US$150,000	In progress
September 1, 2025	US$250,000	In progress
September 1, 2026	US$300,000	In progress
September 1, 2027	US$300,000	In progress
September 1, 2028	US$400,000	In progress
September 1, 2029	US$400,000	In progress

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  Subsequent to September 30, 2022, the Company appointed Grant Bond as Chief Financial Officer ("CFO") effective October 1, 2022.
  Subsequent to September 30, 2022, on October 3, 2022, the Company announced the results of its 1,062 meter (3,485 foot) rotary reverse-circulation ("RC") drill program at the Kelly Creek Project. For further details, refer to the "Mineral Projects" section of the M&DA.
  Subsequent to September 30, 2022, on October 27, 2022, the Company granted stock options to directors, officers and consultants of the Company to purchase an aggregate of 460,003 common shares in the capital of the Company at an exercise price of US$0.9161 per share, which expire on October 27, 2027.

MINERAL PROJECTS

The Company is a gold exploration company focused on gold targets and making district-scale gold discoveries in the USA. The Company initially acquired an option to joint venture the Kelly Creek Project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada, and has subsequently acquired four additional mineral exploration projects. The Company's other projects are located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada (the Lone Mountain Project), on the Carlin gold trend in Elko County, Nevada (the Miller Project), in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (the Fourmile Basin Project), and in Malheur County, Oregon (the Stockade Mountain Property).

The Company engaged Robert M. Hatch (SME-Registered Member) of Volcanic Gold & Silver LLC, 80 Bitterbrush Road, Reno, Nevada, as an independent consulting geologist and "qualified person" ("QP") under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and sub-part 1300 of Regulation S-K ("SK 1300") under the United States Securities Exchange Act of 1934, as amended, to oversee the operations and disclosure for all of the Company's mineral projects.

Below are brief descriptions of the properties. For additional information about the financial terms of the agreements, refer to note 4 of our annual consolidated financial statements as at and for the year ended December 31, 2021 and the period from incorporation on April 21, 2020 to December 31, 2020 and our unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

Kelly Creek Project, Nevada, USA

On July 7, 2020, the Company entered into an Exploration and Option to Enter Joint Venture Agreement on the Kelly Creek Project, through its subsidiary Austin NV, with Pediment Gold LLC, a subsidiary of Nevada Exploration Inc. ("NGE"), whereby Austin NV may earn up to a 70% interest in the Kelly Creek Project. The project is located in Humboldt County, Nevada, and is primarily situated on public lands administered by the United States Department of the Interior Bureau of Land Management ("BLM") with a portion on private lands. Barbara Carroll, C.P.G., as an independent consultant and QP, completed the Kelly Creek Technical Report which is available on SEDAR at www.sedar.com.

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The Kelly Creek Basin is situated along the Battle Mountain - Eureka Gold Trend and is bounded by multi-million-ounce gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), together representing more than 70 million ounces of gold along the periphery of the Basin. Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by post-mineral volcanic units and post-mineral alluvium.

An area in the southern portion of the Kelly Creek Project lies within and under the Humboldt River and its floodplain, much of which is part of the National Wetlands Inventory managed by the US Fish and Wildlife Service. The full impact of this wetlands designation for this part of the Kelly Creek Project is unknown. A preliminary review of permitting issues on the southern portion of the Kelly Creek Project indicates that there may be some additional challenges to permit development near the Humboldt River and its associated floodplain.

The northern portion of the Kelly Creek project is a "checkerboard" pattern of land ownership consisting of alternating privately-owned and BLM sections. It has recently come to the attention of the Company that there may be a solar generating facility planned for the privately-owned sections of this checkerboard that intermingle with the Company's lode mining claims that may hinder access and opportunities for acquisition of these parcels for exploration, development, and mining on the Company's claims in this area.

The Company engaged Frank P. Fritz of Fritz Geophysics, 619 West Magnolia Street, Fort Collins, Colorado to review the geophysical data and make recommendations in a report on the Kelly Creek Project.

The Company engaged Mike Ressel of Mine Development Associates, a division of RESPEC, 210 S. Rock Blvd., Reno, Nevada to review the data and provide target evaluations for the Kelly Creek Project.

The Company engaged Richard F. Delong of EM Strategies, Inc, 1650 Meadow Wood Lane, Reno, Nevada to complete a review of environmental mine permit issues on the Kelly Creek Project and provide a summary report thereon.

Mr. Hatch has managed the Company's exploration program and has conducted the following work in support of the Kelly Creek Project, including:

  compiled the Kelly Creek exploration data in GIS and 3D programs;
  hosted conference calls with the Company's other consultants to coordinate the review of technical data and production of the exploration program;
  worked with Barbara Carroll on GIS data and 3D modelling in relation to the Kelly Creek Technical Report;
  reviewed and commented on the Kelly Creek Technical Report;
  provided maps and data in support of Mr. Fritz's work;
  planned the drilling program;
  reviewed environmental and permitting issues;
  reviewed and commented on Richard DeLong's draft environmental mine permit report;
  reviewed and commented on Mike Ressel's report on target evaluations at the project;

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  planning of geophysics and drilling programs;
  sourced a geologist to handle the drilling program;
  visited the property to stake out drill sites and began logistical planning;
  completed the permitting of drill sites on unpatented lode mining claims with the BLM; and
  Managed the rotary-RC drilling program.

During the third quarter of 2022, the Company conducted a limited drilling program at the Kelly Creek Project to drill test beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. The program consisted of a total of 1,062 m (3,485 ft) of rotary-RC drilling in four holes. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 457 m (1,500 ft). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree Mines. The highest gold values returned were 0.087 grams per tonne ("g/t") and 0.056 g/t. The Company is compiling and interpreting this information to determine its next steps at Kelly Creek.

Fourmile Basin Project, Nevada, USA

On June 18, 2020, the Company entered into a mineral lease agreement with La Cuesta International, Inc. ("LCI") for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Project situated in Nye County, Nevada.

The Company's Fourmile Basin Project is an epithermal, gold-silver exploration project located in Nye county, Nevada, about 30 miles (48 km) east-northeast of the historic mining district and town of Tonopah. The exceptionally large Round Mountain Mine is located about 35 miles (57 km) northwest of Fourmile Basin. The property has excellent access and is situated in a favorable jurisdiction for mining.

The primary exploration concept at Fourmile Basin is to find the source of the float and boulders of the East Basin Zone. The Company and LCI geologists believe that the boulders may be sourced from veins and silicification associated with a major structural break that is now covered by alluvium and post-mineral volcanic rocks. Calcite replacement textures in the veins suggest a boiling epithermal system and the style of silicification as well as the geochemistry indicates that the rocks are derived from the upper levels of an epithermal gold-silver mineral system. These geologic features all suggest that a robust and potentially high-grade vein system may be preserved beneath the alluvium of Fourmile Basin.

Additional vein and disseminated gold-silver drill targets are being developed north of the East Basin Zone at the MM-11 Zone where LCI sampled epithermal veins in a large area of altered volcanic rocks. The CP and NS claims were located to cover ground with prospective hydrothermal alteration. Minimal work has been done on the CP claims.

Permitting for exploration work is through the BLM at the southern end of the East Zone, whereas the rest of the property is on United States Forest Service lands.

In August 2020, the Company engaged Mineral Exploration Services, Ltd. of 5655 Riggins Court, Ste. 15, Reno, Nevada to stake additional claim blocks at the Fourmile Basin Project area.

The Company engaged Frank P. Fritz of Fritz Geophysics, 619 West Magnolia Street, Fort Collins, Colorado to provide a summary of the SkyTEM report and geophysical data on the Fourmile Basin Project.

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The Company, in coordination with its consultants, conducted activities to put together an initial exploration program for the Fourmile Basin Project. Mr. Hatch has conducted the following work in support of the Fourmile Basin Project:

  compilation of digital data in GIS and 3D software and reviewed old technical reports;
  field reviews of "East Basin Zone, "Sinter Ridge" and surrounding area, and MM-11 area;
  created property maps and summary property disclosure;
  designed a drill program and field checked proposed drill sites and access for drill permitting process;
  drafted a Plan of Operations, submitted to Forest Service and revised based on comments from Forest Service personnel;
  reviewed Mr. Fritz's SkyTEM report and data;
  engaged archaeologists at Kautz Environmental Consultants, Inc. for a detailed review of the cultural resources at the proposed exploration sites;
  arranged a contractor for biology surveys;
  updated the drill program and the Plan of Operations and re-submitted to the Forest Service based on additional comments from the Forest Service; and
  completed confirmation rock chip sampling for future use when filing a technical report becomes necessary.

Targets at Fourmile Basin are high-grade feeder veins that may not have been adequately tested by prior operators. It is planned that the CP and NS claims will be mapped and sampled to determine what further work is recommended.

The Company is in the process of permitting its planned exploration program with both the United States Forest Service and the BLM.

Lone Mountain Project, Nevada, USA

On November 1, 2020, the Company, through its subsidiary Austin NV, entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property, Elko County, Nevada.

The Company's Lone Mountain Project is located approximately 25 miles (40 km) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is situated in one of the major gold mining centers of Nevada, as it is located 22 miles (35 km) northeast of the Carlin and 19 miles (30 km) south of the Jerritt Canyon deposits. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 km) of highway and 3 miles (5 km) of gravel road.

The Lone Mountain property initially consisted of a total of 454 unpatented lode mining claims and six patented mining claims. On August 2, 2022, NAMMCO released its rights to the six patented mining claims and on August 3, 2022, the Company negotiated changes to the lease agreement on the Lone Mountain Project.

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold-bearing jasperoids (silica-replaced limestone) on the north flank of Lone Mountain. Beginning in the 1960s, the Lone Mountain property position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years.

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The Lone Mountain Project is comprised of a broadly folded sequence of Paleozoic lithologies that are intruded by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountains thrust fault.

Erosion plus basin and range block faulting has created the "Lone Mountain window", which is now a broad, west-plunging antiform with an east-west trending axis. This window is similar to other gold mineralized windows in Nevada such as the Carlin Window - Gold Quarry Mine; Lynn Window - Carlin Mine; Bootstrap Window - Gold Strike Deposit; and Cortez Window - Cortez Hills. It is the lower plate carbonate rocks exposed in the windows that host significant "Carlin-Type" mineralization in these districts.

The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan are also widespread. When viewed on a district scale the skarn-type alteration occurs close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Compilation and evaluation of previous exploration data indicates five target areas with anomalous to significant gold in rock, soil, and drill hole samples. These target zones have distinct target concepts. Prior workers on the property have suggested that the South Jasperoid and Rip Van Winkle targets have the highest potential. A few of the target areas identified by consultant Mike Ressel and prior workers include:

  South Jasperoid Carlin-Type Sediment Hosted Target
  Rip Van Winkle Mine Distal Pb-Zn-Ag and skarn/distal disseminated Au Target
  North Jasperoid Zone Distal disseminated Au Target
  Pen Jasperoid Zone Carlin-Type Sediment Hosted Target
  Gold-Copper Skarn Zone Skarn-Type Target

The data collected by the companies over the years suggest potential for significant resources and provide guidelines for future exploration. The Company, in coordination with its consultants, conducted activities to design an initial exploration program for the Lone Mountain Project. The Company engaged Mike Ressel of Mine Development Associates, a division of RESPEC, 210 S. Rock Blvd., Reno, Nevada to review the digital exploration data for the Lone Mountain Project and provide a technical report summary. Mr. Hatch reviewed reports, compiled data and maps and visited the project. Mr. Hatch conducted the following work in support of the Lone Mountain Project:

  reviewed historical technical reports;
  compiled and reviewed exploration data;
  reviewed land map issues and drafted property maps;
  drafted summary property disclosure;
  worked with NAMMCO on the GIS data;
  reviewed and commented on Mr. Ressel's report;
  undertook GIS map work;
  prepared and recorded payment of Notice of Intent to Hold mining claims with Elko County; and
  initiated strategic planning and project activity for a forthcoming exploration program.

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Miller Project, Nevada, USA

On February 1, 2021, the company entered into a mineral lease agreement with Shea Clark Smith (trustee) and Gregory B. Maynard (trustee) for exploration and mining rights and access to certain mineral claims on the Miller Project situated in Elko County, Nevada.

The Company's Miller Project is located approximately 30 miles (50 km) south-southwest of Elko, Nevada on the eastern flank of the Pinion Range. The property is situated at the southern end of the Carlin Trend. Contact Gold's Pony Creek deposit is immediately to the northwest and Gold Standard Ventures' Railroad District is further to the northwest. The Miller Project is accessible from the regional mining hub of Elko by approximately 30 miles (50 km) of paved road (State Route 228), followed by approximately 8 miles (13 km) of gravel road.

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2 on land administered by the BLM. Although the Company has filed the required documentation with the BLM and county officials as required, there is currently a dispute on the ownership of 134 of the newly staked claims and on 36 of the original claims. Management has been monitoring the BLM and county registration sites to confirm whether property maintenance fees were paid on the disputed claims by the contending party. While the potential outcome of the dispute is uncertain, the Company believes it will be resolved in its favor. The Company has engaged legal counsel to assist in resolving this dispute.

The Miller Project is at the greenfields stage of exploration. Historical information received from the property vendors indicates that up to seven historical drill holes were drilled in the western-most part of the property in 1997 and 1998. The Company is in the process of trying to find information on these drill holes, however these holes are not in the area of the biogeochemical anomalies that are of interest to the Company. The Miller Project lies on the interpreted southern extension of the Carlin Trend, and available biogeochemical, geophysical, and geological data in an area of pediment support the potential for a district-scale gold discovery.

In relation to the Company's Miller Project, the Company, in coordination with Mr. Hatch, conducted activities to put together an initial exploration program for the Miller Project. Mr. Hatch conducted the following work in support of the Miller Project:

  compiled existing exploration data in GIS software;
  conducted a claim status review;
  visited the project;
  reviewed and digitized biogeochemical, geological and drill hole compilations;
  engaged geophysics consultant for data review and future program planning; and
  prepared and recorded payment of Notice of Intent to Hold mining claims with Elko County.

Stockade Mountain Property, Oregon, USA

On May 17, 2022, the Company entered into a mineral lease agreement with BMR for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Property situated in Malheur County, Oregon.

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The Stockade Mountain Property is located approximately 50 miles (80 km) southeast of Burns, Oregon and 90 miles (145 km) southwest of Boise, Idaho in a rural area used extensively for ranching and farming. The high-grade gold/silver Grassy Mountain Gold project, which is currently undergoing permitting for an underground mine and adjacent milling operation, is located in Malheur County about 40 miles (64 km) northeast of Stockade Mountain. The nearby community of Burns, Oregon is a commercial center for ranching and farming and can supply the necessary accommodation, food, fuels, supplies, and some of the contractors and workforce for exploration and development.

Historical data generated within the project demonstrates the discovery potential for significant high-grade gold/silver mineralization occurring at shallow depth that may be amenable to underground mining. Stockade Mountain exhibits a classic large gold- and silver-bearing low-sulfidation "hot springs" hydrothermal system associated with rhyolite intrusion and doming that formed along a major NW-trending structural corridor. Gold/silver and high-level mercury mineralization at Stockade is associated with widespread silicification and argillization in a near-surface paleo-hot springs environment. This hydrothermal alteration and mineralization formed in and around rhyolite domes that have intruded gently dipping felsic tuffs. Erosion into the hydrothermal system has been minimal, resulting in the local exposure of probable hydrothermal craters and vents that indicate the paleosurface at the time of hot springs activity. Gold and silver, along with associated elements arsenic, antimony, and mercury, are all strongly anomalous at the surface, however, historical drilling shows that gold and silver values, and their extent, increase significantly with depth below the paleosurface. This is a common characteristic of high-grade gold/silver deposits in similar geological environments, including the previously mentioned nearby Grassy Mountain deposit in Oregon, the Midas, Sleeper, Hollister, National, and Fire Creek mines in Nevada, and numerous analogous deposits elsewhere in the world. The gold/silver veins being targeted at Stockade Mountain would have formed within the vertical zone of vigorous boiling of the hydrothermal fluids, and this is interpreted to have occurred approximately 600 to 1,200 feet (183 to 366 m) below the surface.

Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization, including long intercepts of >0.2 g/t of gold. Four holes drilled higher-grade intercepts of:

  3 m (10 ft) averaging 1.1 g/t gold;
  1.5 m (5 ft) @1.14 g/t gold;
  4.6 m (15 ft) averaging 1.1 g/t gold; and
  4.6 m (15 ft) that averaged 1.385 g/t gold.

The property had been dormant since the mid-1990s and was rediscovered by the vendors during an eastern Oregon reconnaissance exploration program. There has been a considerable amount of work done on the property in the past and the vendors have compiled a large amount of data for Stockade Mountain including:

  assays for over 1,000 rock samples (includes 128 collected by the vendors and 230 collected by a previous exploration company);
  approximately 1,000 soil samples (historical data);
  information for 40 RC drill holes completed by Phelps Dodge, BHP-Utah, Placer Dome, and Carlin Gold;
  recently completed ground and airborne geophysical surveys; and
  a largely completed NI 43-101 Technical Report.

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The project is an exploration stage project, and there are no known mineral resources or reserves on the project at this time. The Company plans to initiate a systematic exploration program to include drilling beneath the known high-level gold/silver-bearing stockworks mineralization that will target high grade vein deposits formed deeper into the hydrothermal boiling zone along feeder conduits. Similar to the Company's other projects, Mr. Hatch has conducted data compilation, field review, permitting, and other activities associated with exploration of the Stockade Mountain Project.

Permitting with the United States BLM and the Oregon Department of Geology and Mineral Industries for the drilling program has been started.

FINANCIAL POSITION

Total assets

As at September 30, 2022, total assets were $21,129,331, an increase of $17,841,622 compared to December 31, 2021. The increase was predominantly due to higher term deposits in the amount of $17,278,368 resulting from the Company's completed IPO and an increase in exploration and evaluation ("E&E") assets in the amount of $1,244,605 from spending on its mineral projects. This was partially offset by a decrease in cash and cash equivalents in the amount of $813,977 used for E&E expenditures and corporate administrative costs.

Total liabilities

As at September 30, 2022, total liabilities were $433,704, an increase of $356,656 compared to December 31, 2021. The increase in liabilities was predominantly due to higher trade payables due to the timing of E&E activities on the Company's mineral projects, in particular, drilling associated with the Kelly Creek Project.

Total shareholders' equity

Total shareholders' equity was $20,695,627, an increase of $17,484,966 compared to December 31, 2021. Higher shareholders' equity was due to the Company's completed IPO partially offset by an increase in deficit related to the Company's corporate administrative expenses and other items.

FINANCIAL RESULTS OF OPERATIONS

Administrative expenses

For the three and nine months ended September 30, 2022, total administrative expenses were $507,144 and $1,448,785, respectively, an increase of $426,060 and $1,216,553, respectively, compared to the comparable period in 2021.

Consulting and management fees

For the three and nine months ended September 30, 2022, consulting and management fees were $164,016 and 648,435, respectively, an increase of $159,853 and $630,525, respectively, compared to the comparable period in 2021. The increase was primarily due to bonuses paid upon completion of the Company's IPO and corporate employees management fees which commenced in the second quarter of 2022. Refer to the "Related Party Transactions and Balances" section of this MD&A.

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Insurance

For the three and nine months ended September 30, 2022, insurance costs were $124,453 and $212,606, respectively, an increase of $121,649 and $206,137, respectively compared to the comparable period in 2021. The increase was due to the directors and officers insurance premium.

Marketing

For the three and nine months ended September 30, 2022, marketing costs were $153,835 and $159,368, respectively, an increase of $153,332 and $156,550, respectively, compared to the comparable period in 2021. The increase was due to increased promotion and marketing of the Company and attendance at investor conferences.

Listing and filing fees

For the three and nine months ended September 30, 2022, listing and filing fees were $2,257 and $130,274 respectively, an increase of $2,022 and $130,039, respectively, compared to the comparable period in 2021. The increase was due to fees associated with the Company's IPO and NYSE American listing.

Foreign exchange gain

For the three and nine months ended September 30, 2022, the foreign exchange gain was $1,045,296 and $1,038,197, respectively, an increase of $1,039,946 and $1,047,752, respectively, compared to the comparable period in 2021. The increase in the foreign exchange gain was primarily related to the translation of the US denominated term deposits as the CAD weakened against the US dollar. Term deposits were purchased with proceeds from the Company's IPO.

Gain on change in fair value of derivative liability

For the three and nine months ended September 30, 2022, the Company reported a gain on change in fair value of derivative liability in the amount of $80,076 and $287,791 respectively. The gain resulted from the revaluation of the underwriter warrants issued in connection with the Company's IPO which were recorded as a derivative liability. The underwriter warrants were valued using the Black-Scholes pricing model.

Interest and finance income

For the three and nine months ended September 30, 2022, interest and finance income was $103,098 and $149,858 respectively compared to nil in the comparable periods in 2021. The increase was primarily from the investment in term deposits at fixed interest rates using the proceeds generated by the Company's IPO.

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Net earnings (loss) and comprehensive income (loss)

For the three and nine months ended September 30, 2022, net earnings were $654,393 and a net loss of $177,880 respectively, an increase of $816,516 and $202,111, respectively, compared to the comparable period in 2021. The increase was primarily driven by the foreign exchange gain from translation of term deposits and the gain on change in fair value of derivative liability partially offset by higher administrative costs.

Net comprehensive income (loss) was impacted by the same reasons noted above for net earnings (loss) and the currency translation adjustment for translation of the Company's subsidiary's financial results into the presentation currency. The translation adjustment was impacted during the three and nine months ended September 30, 2022 due to the weakening of the CAD compared to the USD.

LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN

Cash flows

For the three and nine months ended September 30, 2022, cash flows used in operating activities were $654,599 and $1,763,794 respectively, an increase of $506,564 and $1,492,246 respectively compared to the comparable period in 2021. The increase was primarily due to higher corporate administrative costs.

For the three and nine months ended September 30, 2022, cash flows used in investing activities were $665,593 and $16,920,397 respectively, an increase of $391,980 and $16,444,552 respectively, compared to the comparable period in 2021. The increase was primarily due to the purchase of term deposits using proceeds from the Company's IPO in the amount of $16,036,250 and E&E expenditures in the amount of $872,992.

For the nine months ended September 30, 2022, cash flows generated by financing activities were $17,854,288 compared to nil in the comparable period in 2021. The increase was related to the proceeds from the IPO in the amount of $19,356,487 offset by share issuance costs of $1,502,199.

Liquidity, capital resources and going concern

The Company has not generated revenue or cash flows from its operations to date. As at September 30, 2022, the Company has an accumulated deficit of $2,750,908 since inception and has a working capital (current assets less current liabilities) surplus of $17,752,454 (December 31, 2021 - $1,326,771). The operations of the Company have primarily been funded by the issuance of common shares.

The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company's commitments as they come due and to finance future exploration and development of mineral interests, secure and maintain title to properties and upon future profitable production.

Management regularly reviews the current Company capital structure and updates its expenditure budgets and forecasts as necessary, to determine whether or not new financing will need to be obtained, and what type of financing is appropriate given the changing market conditions. Management estimates its current working capital will be sufficient to fund its current level of activities for the next twelve months.

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SELECTED QUARTERLY FINANCIAL INFORMATION

The following tables contains selected quarterly financial information derived from our unaudited quarterly condensed interim consolidated financial statements, which are reported under IFRS applicable to interim financial reporting.

	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Total revenue	Nil	Nil	Nil	Nil
Earnings (loss) for the period	$654,393	$(641,560)	$(190,713)	$(122,788)
Earnings (loss) per share - basic and diluted	$0.05	$(0.05)	$(0.02)	$(0.01)
Cash and cash equivalents	$573,693	$1,877,959	$1,229,120	$1,387,670
Total assets	$21,129,331	$20,345,145	$3,063,381	$3,287,709
Total non-current liabilities	Nil	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil	Nil

	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Total revenue	Nil	Nil	Nil	Nil
Earnings (loss) for the period	$(162,123)	$(243,693)	$25,825	$(1,904,848)
Earnings (loss) per share - basic and diluted	$(0.02)	$(0.03)	$0.00	$(0.20)
Cash	$1,674,403	$2,096,051	$2,200,906	$2,421,796
Total assets	$3,473,334	$3,560,130	$3,801,366	$3,730,298
Total non-current liabilities	Nil	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil	Nil

COMMITMENTS

The Company is required to make pre-production payments and incur E&E expenditures on each of its projects to keep its lease and option agreements or joint venture agreement in good standing. The Company has firm commitments to incur exploration expenditures on certain of its projects as follows:

  The Company must spend $750,000 on the Kelly Creek Project by September 1, 2022, of which $400,000 must be spent on geophysics, geochemistry or drilling or some other mutually agreed program. This was completed by drilling four holes at the Kelly Creek project in August 2022.

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  The Company has a firm commitment to drill 2,000 metres on the Miller Project by November 4, 2023.
  The Company has a firm commitment to spend US$30,000 by May 16, 2023 on the Stockade Mountain Property.

Introductory Agent Agreement

The Company executed an introductory agent agreement with BMR (the "BMR Agreement"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	US$5,000
6 months after acquisition	US$5,000
12 months after acquisition	US$5,000
18 months after acquisition	US$5,000
24 months after acquisition	US$7,500
30 months after acquisition	US$7,500
36 months after acquisition	US$10,000
42 months after acquisition	US$10,000
48 months after acquisition	US$15,000
Every 6 months thereafter	US$15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.50% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company, under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

The Miller Project was introduced to the Company by BMR and therefore, the Miller Project is subject to the BMR Agreement.

Other commitments

The Company has payment obligations relating to the Kelly Creek Project, Fourmile Basin Project, Lone Mountain Project, Miller Project, and the Stockade Mountain Property which are described in detail in the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

Source of funds

The net proceeds of the Company's IPO, together with the Company's working capital balance represent the expected source of funds to meet these capital expenditure commitments.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

As at November 8, 2022, the Company had the following number of securities outstanding:

Number of securities
Common shares	13,271,750
Stock options	1,093,333
Warrants	262,833
14,627,916

EVENTS AFTER THE REPORTING DATE

Other than disclosed elsewhere in this MD&A, the Company does not have any material events after the reporting date to disclose.

ADDITIONAL DISCLOSURE RELATED TO OFFICERS AND DIRECTORS

  Darcy Higgs, Corporate Secretary of the Company, became a director of NGE in January 2022;
  On February 8, 2022, Sandra MacKay resigned as a director of the Company and pursuant to the Company's stock option plan, her options expired on May 8, 2022;
  Dennis Higgs, President and Director of the Company, resigned as non-executive chairman and director of NGE on October 1, 2022; and
  Grant Bond was appointed the Company's CFO on October 1, 2022.

RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company's directors and officers, including its President, Corporate Secretary and CFO.

Directors and key management compensation:

	For the nine months ended
	September 30, 2022	September 30, 2021
	$	$
Management and consulting fees(i)	587,200	4,500
Directors' fees	32,897	-
	620,097	4,500

(i) Management and consulting fees are compensation paid to officers of the Company.

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For the nine months ended September 30, 2022, the Company's President and Corporate Secretary incurred $52,771 of administration expenses on behalf of the Company. As at September 30, 2022, accounts payable and accrued liabilities include $34,859 (December 31, 2021 - $nil) related to these expenditures which were incurred in the normal course of business.

For the nine months ended September 30, 2022, the Company incurred management and consulting fees and directors' fees of $620,097 payable to independent directors and officers of the Company. As at September 30, 2022, accounts payable and accrued liabilities include $72,897 (December 31, 2021 - $nil) related to these expenditures.

The Company participated in a private placement and letter of intent with NGE. The Company entered into a joint venture agreement on the Kelly Creek Project with Pediment, a subsidiary of NGE. The President of the Company served as the non-executive chairman and director of NGE until October 1, 2022. At September 30, 2022 the Corporate Secretary and a director of the Company were directors of NGE.

Effective October 1, 2022, the Company and P2 Gold Inc. are considered related parties as both companies share a CFO and 3 common directors, who own over 20% of the issued and outstanding shares of each company.

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in note 2 to the audited consolidated financial statements for the year ended December 31, 2021 and the period from incorporation on April 21, 2020 to December 31, 2020. There were no new accounting policies adopted during the nine months ended September 30, 2022.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any impact on the Company.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Key accounting policy judgments include:

• The assessment of the Company's ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain; and

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• The application of the Company's accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management assessed impairment indicators for the Company's exploration and evaluation assets and has concluded that no impairment indicators exist as of September 30, 2022.

Key sources of material estimation uncertainty include:

• The determination of the fair value of warrants held as marketable securities by the Company;

• The determination of the fair value of underwriter warrants issued by the Company as part of the IPO; and

• The determination of the fair value of the shares of the Company for the calculation of the share-based compensation.

FINANCIAL INSTRUMENT RISK

The Company's financial instruments consist of cash and cash equivalents, term deposits, marketable securities, accounts payable and accrued liabilities and derivative liability associated with the underwriter warrants.

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's cash flows or value of its financial instruments.

(i) Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the statement of earnings (loss). The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, term deposits and accounts payable and accrued liabilities held in the parent entity which are denominated in USD.

The impact on pre-tax earnings (loss) of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in USD, as of September 30, 2022, with all other variables held constant, would be $1,718,784 (December 31, 2021 - $2,535).

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(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and term deposits. The Company's current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and term deposits mature impact interest and finance income earned.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and term deposits with high-credit quality financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

Contractual undiscounted cash flow requirements for contractual obligations as at September 30, 2022 are as follows:

	Carrying amount	Contractual cash flows	Within 1 year	Within 2 years	Within 3 years
	$	$	$	$	$
Accounts payable and accrued liabilities	414,481	414,481	414,481	-	-
Balance - September 30, 2022	414,481	414,481	414,481	-	-

(d) Fair value estimation

The Company's financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

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The Company's financial instruments consisting of cash and cash equivalents, term deposits, restricted cash and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments. Marketable securities and derivative liability are fair valued at each reporting period using NGE's share price on the TSX-V and assumptions used in the Black-Scholes pricing model.

The following financial instruments are recorded at fair value as of September 30, 2022:

	Fair value measurements using
	Level 1	Level 2	Level 3	Balance
	$	$	$	$
Financial assets
Cash and cash equivalents	573,693	-	-	573,693
Term deposits	17,278,368	-	-	17,278,368
Marketable securities	44,620	-	1	44,621
Restricted cash	20,133	-	-	20,133
Financial liabilities
Accounts payable and accrued liabilities	414,481	-	-	414,481
Derivative liability	19,223	-	-	19,223

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management, with the participation of the President and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as that term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("ICFR"). The Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Upon completion of the Company's IPO, management, with the participation of the President and the CFO, assessed the effectiveness of the Company's ICFR as at September 30, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (COSO 2013). Based upon the results of that assessment as at September 30, 2022, management concluded that the Company's ICFR is effective and that there were no material weaknesses relating to the design and operation of the ICFR.

There were no material changes in the Company's ICFR that occurred during the period beginning on July 1, 2022 and ended on September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

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Disclosure controls and procedures

Management, with the participation of the President and the CFO, is responsible for establishing and maintaining the Company's disclosure controls and procedures as that term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("DC&P") and have assessed the effectiveness of such DC&Ps as of September 30, 2022. Based upon the results of that evaluation, the President and the CFO concluded that: (a) the Company's DC&Ps were effective: (i) in providing reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation; (ii) in ensuring that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure; and (iii) that there were no material weaknesses relating to the design and operation of the DC&Ps.

RISK FACTORS

In addition to the risks described herein, reference is made to the risks and uncertainties set forth under the section entitled "Risk Factors" in the Prospectus filed under the Company's profile in Canada on the SEDAR website at www.sedar.com and in the USA, on the EDGAR section of the SEC website at www.sec.gov, which risks and uncertainties are incorporated herein by reference. The risks described therein and herein are not the only risks faced by the Company and security holders of the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. The business and financial condition of the Company could be materially adversely affected by any of the risks set forth in this MD&A, in the Prospectus, or such other risks. The trading price of the common shares of the Company could decline due to any of these risks and investors could lose all or part of their investment. This MD&A contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Company described in this MD&A. No inference should be drawn, nor should an investor place undue importance on, the risk factors that are included in this MD&A as compared to those included in the Prospectus, as all risk factors are important and should be carefully considered by a potential investor.

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